June 14, 2019

Zhou Min Ni
Chief Executive Officer
HF Foods Group Inc.
6001 W. Market Street
Greensboro, North Carolina 27409

       Re: HF Foods Group Inc.
           Registration Statement on Form S-3
           Filed June 12, 2019
           File No. 333-232080

Dear Mr. Ni:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Danilo Castelli at (202)551-6521 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Giovanni Caruso